UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Genoptix, Inc., a Delaware corporation (“Genoptix” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2011, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Genoptix with the SEC on February 4, 2011, relating to the tender offer by GO Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland (“Novartis”), to purchase all the issued and outstanding shares of Genoptix’ common stock, $0.001 par value per share, at a price of $25.00 per share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

A new paragraph is hereby added after the last paragraph under the section titled “Antitrust Compliance” as follows:

“On February 4, 2011, the waiting period under the HSR Act applicable to the Offer was terminated. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On February 7, 2011, Genoptix issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(1)(J) hereto.”

A new paragraph is hereby added after the paragraph under the section titled “Legal Proceedings” as follows:

“On January 31, 2011, an additional putative class-action lawsuit (The George Leon Family Trust v. Genoptix, Inc. et al., Case No. 37-2011-00050935-CU-BT-NC (the “GLFT Complaint”)) was filed in the Superior Court of the State of California, San Diego County, against the Company, each member of the Company’s board of directors (including its president and chief executive officer), Novartis AG and Purchaser. The GLFT Complaint alleges that the Company’s directors breached their fiduciary duties in connection with the proposed sale of the Company to Novartis, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, the GLFT Complaint asserts that the Company’s directors breached their fiduciary duties to the Company’s public stockholders by, among other things, (i) agreeing to sell the Company to Novartis at an unfair price and via an unfair process; (ii) failing to disclose all material information about the proposed sale of the Company to Novartis; and (iii) agreeing to certain provisions of the merger agreement that are alleged to favor Novartis and deter alternative bids. The GLFT Complaint seeks injunctive relief and curative disclosures, among other remedies, and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees. The Company intends to vigorously defend against these claims.”

Item 9.	Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(1)(J)	Press Release issued by Genoptix, Inc. on February 7, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENOPTIX, INC.

By:	/s/ Tina S. Nova
Name:	Tina S. Nova, Ph.D.
Title:	President and Chief Executive Officer

Dated: February 7, 2011